Exhibit 99.3

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2018 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V.

EXPLANATORY NOTES

PROQR THERAPEUTICS N.V.

2018

EXTRAORDINARY GENERAL

MEETING OF SHAREHOLDERS

-

EXPLANATORY NOTES

PROQR THERAPEUTICS | ZERNIKEDREEF 9 | 2333 CK LEIDEN | THE NETHERLANDS | +31 88 166 7000 | WWW.PROQR.COM

PAGE 2 / 3 2018 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V. EXPLANATORY NOTES

Explanatory notes to the agenda for the extraordinary general meeting of shareholders of ProQR Therapeutics N.V. (the “Company”) to be held on Monday, February 19, 2018, at 16:00 hours CET, at the offices of the Company at Zernikedreef 9, 2333CK, Leiden, the Netherlands (the “EGM”).

Agenda item 2:	Business update (discussion item)

Update on the company’s state of affairs and programs.

Agenda item 3:	Renewal of the delegation to the Management Board of the authority (i) to issue ordinary shares, (ii) to grant rights to subscribe for such shares and (iii) to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares (voting item)

Under Article 6 of the Articles of Association and Dutch law, the General Meeting may delegate to the Management Board the authority to resolve upon the issuance of ordinary shares, the granting of rights to subscribe for such shares and the limitation and exclusion of pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares. Such delegation shall only be valid for a specified period of not more than 5 years and may from time to time be extended by the General Meeting with a period of not more than 5 years.

In the 2017 Annual General Meeting (“2017 AGM”), the General Meeting has delegated an authority to issue 30% of the issued share capital from time to time for general purposes, and/or strategic transactions and M&A purposes, and up to 15% for stock option plans. This delegation was effective as of, and for a period of 5 years from, the date of the 2017 AGM. Under this authorization, the Company issued shares, inter alia, under a registered direct offering of ordinary shares in July 2017 and a recent underwritten public offering and concurrent registered direct offering of ordinary shares. Therefore, it is now proposed to renew the authorization from the 2017 AGM. The proposed authorization is identical to the 2017 AGM authorization and, hence, entails the authorization to issue up to (i) 30% of the total issued share capital in the Company from time to time and (ii) 15% of the total outstanding share capital (i.e. excluding treasury shares) in the Company from time to time for stock option plan purposes, as set out in detail below. Such new authorization gives the Company the desired flexibility to execute its long-term strategy and to rapidly respond to opportunities in the market.

It is therefore proposed to renew the authorisation and delegate to the Management Board the authority to resolve, subject to approval of the Supervisory Board, to, in accordance with applicable laws and NASDAQ listing rules: (a) issue ordinary shares for general purposes and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) up to 30% of the Company’s issued share capital, plus for issuance under stock option plans up to 15% of the Company’s issued and outstanding share capital (i.e. minus any treasury shares), for a period of 5 years from the date of the resolution of the EGM; (b) grant rights to subscribe for ordinary shares as described under (a) for a period of 5 years from the date of the resolution of the EGM; and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, for a period of 5 years from the date of the resolution of the EGM, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

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The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares, if any.

In case the EGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2017 AGM will remain in force for the remaining portion thereof.

Agenda item 4:	Amendment of Articles of Association (voting item)

The current authorised share capital allows the issue of a maximum of 37,500,000 ordinary shares. Following the various share issuances that have taken place since IPO approximately more than 36,400,000 ordinary shares have been issued at the moment. As the authorised share capital for ordinary shares is almost exhausted, it is proposed to increase the authorised share capital for ordinary shares as reflected in the proposal for amendment of the Company’s Articles of Association. It is noted that, pursuant to Dutch law, the issuance of shares is always subject to authorization by the shareholders, as described under agenda item 3.

In addition, it is proposed to delete for practical reasons the requirement of a deed for the issuance of shares as set out in article 12.

Approval of the amendment of the Company’s Articles of Association includes the authorization of each managing director of the Company and also each civil law notary, deputy civil law notary and notarial assistant of Allen & Overy LLP, each of them severally, to have the deed of amendment of the Company’s Articles of Association executed.

The Management Board and the Supervisory Board

December 27, 2017